1875 K Street, NW Washington, DC 20006-1238 Tel: 202 303 1000 Fax: 202 303 2000

February 27, 2009

VIA EDGAR

John Ganley, Esq.

Division of Investment Management

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Credit Suisse Global Small Cap Fund, Inc.
File Nos. 333-08459, 811-07715
Post-Effective Amendment No. 18
Response to Comments from Commission Staff (the “Staff”)

Dear Mr. Ganley:

This letter responds to comments on the above-referenced Post-Effective Amendment relating to the Credit Suisse Global Small Cap Fund, Inc. (the “Fund”) that you provided in a telephone conversation on February 23, 2009 with the undersigned and Jai Massari of this firm.

For your convenience, the substance of the comments has been restated below, and each comment restatement is followed by the Fund’s response.  The Fund has filed a responsive amendment under Rule 485(a) containing the revisions described below.

Comment No. 1:  The Fund should ensure that the font size on the printed copies of the Fund’s prospectuses comply with the requirements of Rule 420 under the Securities Act of 1933 and Rule 8b-12 under the Investment Company Act of 1940.

Response:  The Fund’s printer has confirmed that the Fund’s prospectuses will be printed in at least 10-point font, in compliance with the Rules.

Comment No. 2:  Please change the heading of the information found on the inside cover of each of the Fund’s prospectuses from “Supplement to the Prospectus and Statement of Additional Information” to “Amendment to the Prospectus and Statement of Additional Information.”

Response:  The requested change has been made.

NEW YORK    WASHINGTON, DC    PARIS    LONDON    MILAN    ROME    FRANKFURT    BRUSSELS

Comment No. 3:  If the Fund’s investment objective of long-term growth is not a fundamental policy, disclose in the prospectus that it can be changed without shareholder vote.

Response:  The Fund’s SAI discloses that its investment objective is a fundamental policy and cannot be changed without a shareholder vote; no change in prospectus disclosure is required.

Comment No. 4:  If the Fund’s investments in special situations companies qualifies as a principal risk of the Fund, include investments in special situation companies as a principal investment strategy.

Response:  The Fund and the Fund’s portfolio manager have confirmed that the investments in special situation companies is neither a principal investment strategy nor a principal risk.  Therefore, the principal risk disclosure regarding special situation companies has been removed.

The Fund and the Fund’s portfolio manager have also confirmed that the Fund does not invest in start-up or other private companies.  Disclosure regarding such investments has been removed.

Comment No. 5:  Please modify the Fund’s policy of investing at least 30% of the Funds assets in companies located or conducting a majority of their business outside the U.S. to a policy that the Fund will invest at least 40% of its assets in companies located or conducting a substantial amount of their business outside the U.S. unless the Fund’s manager determines that market conditions are not normal, in which case the fund will invest at least 30% in companies located or conducting a substantial amount of their business outside the U.S.

Response:  The requested change has been made, and the new policy is reflected in disclosure under the headings “Key Points: Goals and Principal Strategies—Principal Strategies” and “The Fund in Detail: Goals and Strategies.”  In addition, in accordance with our conversations with the staff, the disclosure under the heading “The Fund in Detail: Goals and Strategies” has been revised :

•                  to state that the Fund invests in a least three different countries, and

•                  to include the following sentence:

The fund considers a company that derives at least 50% of its revenue from outside the U.S. or has at least 50% of its assets outside the U.S. as doing a substantial amount of business outside the U.S.

Comment No. 6:  Please provide confirmation that Fund focuses its investments on small-cap companies in accordance with the Fund’s name.  We note that range of the MSCI World Small Cap Index extends up to a market capitalization of $7.2 billion as of December 31, 2008.  We are of the view that companies with market capitalizations at or around $7.2 billion are better classified as mid-cap companies, and the Fund should not be investing heavily in such companies.  Please provide confirmation that the Fund’s investment focus is on companies more traditionally considered to be small-cap companies.

Response:  The Fund’s portfolio manager confirmed that the fund does not invest heavily, or even substantially, in companies near the top of the MSCI World Small Cap Index’s range.  He confirmed that 52.5% of the Fund’s current holdings are in companies that range between $1 billion and $2.5 billion, and that only 10% are in companies over $4 billion (with only 1.6% are in companies over $5 billion).  The Fund’s average and median market capitalizations are $1.75 billion and $1.4 billion, respectively.  We believe this information demonstrates that the fund’s portfolio is well within an acceptable range for a small-cap fund and that the Fund’s management is consistent with that range.  In addition, as discussed with the staff, the Fund has modified the disclosure relating to its small-cap investments to read as follows:

The fund considers a “small” company to be one whose market capitalization is within the range of capitalizations of companies in the MSCI World Small Cap Index at the time of purchase (from $22 million to $7.2 billion as of December 31, 2008), subject to the fund’s ongoing operating policy under which a “small” company is considered to be one whose market capitalization does not exceed $4 billion.

Comment No. 7:  With respect to the Class A, B & C prospectus, please clarify that performance information for the classes is being provided for seven years (reflecting the date of inception for these share classes) rather than ten in the text above the bar chart under the heading “Performance Summary.”

Response:  The requested change has been made.

Comment No. 8:  In the description of the portfolio manager in the prospectus, please clarify the Fund portfolio manager’s length of service in that position.

Response:  The requested change has been made.  The following sentence has been added:

He has been the manager of the fund since April 2008.

Comment No. 9:  As the Fund’s policies now allow it to invest up to 35% of its assets in emerging markets, please add emerging markets risk as a principal risk in the Fund’s prospectuses.

Response:  The requested change has been made by adding “Emerging markets risk” as a principal risk factor in both the risk/return summary and in the risk disclosure pursuant to Item 4 of Form N-1A.  The text describing the risk is as follows:

EMERGING MARKETS RISK

Investing in emerging (less developed) markets involves higher levels of risk, including increased currency, information, liquidity, market, political and valuation risks. Deficiencies in regulatory oversight, market infrastructure, shareholder protections and company laws could expose the fund to operational and other risks as well. Some countries may have restrictions that could limit the fund’s access to attractive opportunities. Additionally, emerging market countries often face serious economic problems (such as high external debt, inflation and unemployment) that could subject the fund to increased volatility or substantial declines in value.

Comment No. 10:  Please make clear that the table included in the second note to the fee table in the Fund’s prospectuses under the heading “Investor Expenses” is part of the note.

Response:  The requested change has been made by substantially indenting the table from both left and right margins.

*    *    *    *

Tandy Representations:

The Fund has authorized us to represent that, with respect to filings made by the Fund with the Securities and Exchange Commission and reviewed by the Staff, it acknowledges that:

(a)             the Fund is responsible for the adequacy and accuracy of the disclosure in the filings;

(b)            Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filings; and

(c)             the Fund may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

*    *    *    *

If you have any questions, please call me at (202) 303-1203 or Jai Massari at (202) 303-1133.

Sincerely,

/s/ Anthony A. Vertuno

Anthony A. Vertuno

cc:	Kevin Gao, Esq.